PLYROTECH ANNOUNCES CONTRACT AWARD FOR LARGE, LONG-RANGE UNMANNED AIRCRAFT SYSTEMS

Plymouth, Massachusetts - February 9, 2022 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", "Plyrotech", or the "Company") a leader in developing unmanned technologies and detection apparatus announces it has received an order for large fixed-wing Unmanned Aircraft Systems (UAS) to be used for beyond visual line of sight (BVLOS) operations. The end use for the aircraft is for long range natural resource monitoring.  Initial deliveries are anticipated to take place by April 2022.

The UAS are based on the PRT XV-L platform, with several 'client-specified' modifications. These are large all-environment UAS, designed to be deployed for land and maritime operations at BVLOS distances, capable of operating for up to 7 hours.

Unlimited global communications capability will be built-in via the latest SATCOM (Satellite Communication) technologies, alongside enhanced military grade COFDM (Coded Orthogonal Frequency-Division Multiplexing) communications technologies for secure, high-quality data feeds for sub sixty-mile communication scenarios.

Capable of landing in a relatively small area on land or vessel, fixed-wing VTOL UAS empower operators with flight time and a level of imaging and sensor payload capability - offering a flexibility and cost saving far beyond conventional capabilities.

"At this stage, we are bound by non-disclosure covenants on the exact details of this contract," stated Carl Cagliarini, Chief Strategy Officer of Plyrotech. "These aircraft will each carry several hundred thousand dollars' worth of avionics and sensors, which will also include the latest SATCOM technologies, as well as high-grade transponder and anti-collision capabilities. January 2022 closed as our best month in terms of revenues and orders to-date," concluded Cagliarini.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems. The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

PRT designs and manufactures purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors, and the latest dual-camera modules as standard, offering thermal capabilities alongside high-definition real-time air-to-ground streaming, with the ability to mount multiple, various sensors, modules, and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to NDAA FY2020 Section 848 ("PRT UAS"); (2) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (3) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler, President and CEO
+1-774-404-7685
info@plyrotech.com

Investor Information
Tasso Baras
+1-778-477-6990
tasso@plyrotech.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward - looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward- looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.